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                            June 8, 2020

       Paul Rapisarda
       Chief Financial Officer and Secretary
       Lionheart Acquisition Corp.
       4218 NE 2nd Avenue, 2nd Fl.
       Miami, Florida 33137

                                                        Re: Lionheart
Acquisition Corp.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted May 29,
2020
                                                            CIK No. 0001802450

       Dear Mr. Rapisarda:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment 2 to Draft Registration Statement on Form S-1 Submitted May 29, 2020

       Summary Financial Data, page 31

   1. You disclose that you had stockholder's deficit of $1,000 as of March 31, 2020; however, it appears based on
your balance sheet on page F-3 that you actually had stockholder's equity of $24,000 as of
March 31, 2020. Please revise.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       70

   2. You disclose that you had a net loss of $1,000 for the three months ended March 31, 2020;
                                                        however, per your
income statement on page F-4, you actually had a net loss of $0.
                                                        Please revise.
 Paul Rapisarda
Lionheart Acquisition Corp.
June 8, 2020
Page 2

       You may contact Jeff Gordon at 202-551-3866 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact
Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNamePaul Rapisarda                         Sincerely,
Comapany NameLionheart Acquisition Corp.
                                                         Division of
Corporation Finance
June 8, 2020 Page 2                                      Office of
Manufacturing
FirstName LastName